UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
25 October 2023
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3
(File No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2023 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

FINANCIAL REVIEW

Income statement
The Group’s profit before tax for the first nine months of 2023 was £5,728 million, 54 per cent higher than the same period in 2022. Growth in net income and a lower impairment charge was partly offset by higher operating expenses. Profit for the period was £4,284 million and earnings per share was 5.9 pence (nine months to 30 September 2022: £2,941 million and 3.7 pence respectively).
Total income, after net finance income in respect of insurance and investment contracts for the first nine months of 2023 was £13,902 million, an increase of 22 per cent on the same period in 2022, reflecting higher net interest income in the period. Net interest income of £10,111 million was up 8 per cent on the prior year, driven by a stronger net interest margin and higher average interest-earning banking assets.
Other income amounted to a gain of £9,958 million in the nine months to 30 September 2023, compared to a loss of £24,959 million in the same period in 2022. The prior period included an exceptional charge within other income under IFRS 17 from contract modifications predominantly in the second half, following the addition of a drawdown feature to existing long-standing and workplace pensions as a significant customer enhancement. Net trading income within the Group’s insurance activities was a gain of £6,049 million in the first nine months of 2023 compared to a loss of £27,208 million in the first nine months of 2022, an increase of £33,257 million reflecting improved global equity markets. This movement is offset by the £33,193 million reduction in net financial income in respect of insurance and investment contracts.
Total operating expenses of £7,331 million were 10 per cent higher than in the prior year, with higher planned strategic investment, new business costs, a higher operating lease depreciation charge and inflationary impacts, partially mitigated by continued cost efficiency.
The Group recognised remediation costs of £134 million in the first nine months of 2023, largely in relation to pre-existing programmes (nine months to 30 September 2022: £89 million). There have been no further charges relating to HBOS Reading and the provision held continues to reflect the Group’s best estimate of its full liability, albeit uncertainties remain. Following the FCA’s Motor Market review, the Group continues to receive complaints and claims and is engaging with the Financial Ombudsman Service in respect of past motor commission arrangements. Discussions are continuing, with the remediation and financial impact, if any, remaining uncertain.
The impairment charge was £843 million compared with a £1,056 million charge in the nine months to 30 September 2022. The decrease reflects modest revisions to the Group’s economic outlook compared to the deterioration in economic outlook captured last year, particularly in the third quarter of 2022 which recognised the elevated risks from a higher inflation and interest rate environment. This decrease was partly offset by higher charges in the nine months to 30 September 2023 reflecting a modest deterioration from a low base, primarily in legacy variable rate UK mortgage portfolios and higher charges on existing Stage 3 clients in Commercial Banking. It also includes the impact of higher discount rates on future recoveries, as well as the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a deteriorating economic outlook. Asset quality remains resilient with credit performance across portfolios largely stable in the quarter and remaining similar or favourable to pre-pandemic experience.
Balance sheet
Total assets were £19,692 million, or 2 per cent, higher at £893,086 million at 30 September 2023 compared to £873,394 million at 31 December 2022. Cash and balances at central banks decreased by £3,887 million to £87,501 million reflecting decreased liquidity holdings. Financial assets at amortised cost were £1,866 million lower at £518,456 million compared to £520,322 million at 31 December 2022 with increases in debt securities of £2,971 million and loans and advances to banks of £784 million, more than offset by a reduction in reverse repurchase agreements of £2,801 million and loans and advances to customers of £2,820 million to £452,079 million.
The reduction in loans and advances to customers was primarily as a result of the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book) during the first quarter. Other loans and advances to customers were broadly stable, with £3.7 billion growth in other Retail lending (principally unsecured and the European retail business) as well as £1.3 billion growth in Corporate and Institutional Banking lending. This was offset by a net reduction of £0.9 billion in the open mortgage book, £1.4 billion in the closed mortgage book and a £3.5 billion reduction in Small and Medium Businesses, largely from repayment of government-backed lending.

FINANCIAL REVIEW (continued)
Financial assets held at fair value through profit or loss increased by £14,853 million overall, with holdings within the Insurance business higher by £5,294 million as a result of market gains on equity investments whilst holdings in the banking business were £9,559 million higher due to an increase in reverse repurchase agreements. Derivative financial instruments were £4,102 million higher at £28,855 million compared to £24,753 million at 31 December 2022, driven by movements in the yield curve on interest rate swaps and currency movements. Other assets were £4,383 million higher, reflecting higher settlement balances and higher operating lease assets following the Tusker acquisition.
Total liabilities were £18,593 million higher at £848,076 million compared to £829,483 million at 31 December 2022. Customer deposits at £470,310 million decreased by £5,021 million (1.0 per cent) since the end of 2022. This includes decreases in Retail current account balances of £9.4 billion as a result of tax payments, higher spend and a more competitive savings market, including the Group’s own savings offers. In Retail savings and Wealth, balances have increased by a combined £5.2 billion, partly from transfers from the Group’s current account customer base. Commercial Banking deposits were stable during the first nine months of 2023, albeit with some move towards higher rate paying accounts. The reduction in customer deposits was more than offset by increases in financial liabilities at fair value through profit or loss of £9,906 million to £27,661 million at 30 September 2023 due to an increase in repurchase agreements, liabilities arising from insurance and investment contracts which materially reflect the increase in policyholder investments, and debt securities in issue of £8,849 million following issuances of commercial paper during the first nine months of the year.
Total equity of £45,010 million at 30 September 2023 increased from £43,911 million at 31 December 2022. The movement reflected attributable profit for the period, issuance of other equity instruments, negative market impact on the cash flow hedge reserve, movements in the pensions accounting surplus and distributions. The share buyback programme in respect of 2022 completed on 25 August 2023, with 4,386 million ordinary shares repurchased.
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced to 14.6 per cent at 30 September 2023 (31 December 2022: 15.1 per cent). Banking business profits for the first nine months of the year and the dividend received from the Group’s Insurance business were partly offset by risk-weighted asset increases (including CRD IV model changes), the full year payment of fixed pension deficit contributions made to the Group’s three main defined benefit pension schemes and phased reductions in IFRS 9 transitional relief. The capital ratio reduction also reflects the share buyback programme completed during the period, the interim ordinary dividend paid in September, the foreseeable ordinary dividend accrual and the acquisition of Tusker.
The Group’s total capital ratio increased to 19.9 per cent at 30 September 2023 (31 December 2022: 19.7 per cent) primarily reflecting AT1 and Tier 2 issuance, partially offset by the reduction in CET1 capital, risk weighted asset increases and other movements in Tier 2 capital instruments. The MREL ratio increased to 32.6 per cent at 30 September 2023 (31 December 2022: 31.7 per cent) largely reflecting the increase in total capital resources and issuance of other eligible liabilities, partially offset by the increase in risk-weighted assets.
Risk-weighted assets have increased by £6.8 billion during the first nine months of the year to £217.7 billion at 30 September 2023 (31 December 2022: £210.9 billion). This includes an adjustment for part of the anticipated impact of CRD IV model updates. Excluding this, lending and market risk increases, a modest uplift from credit and model calibrations and other movements, were partly offset by capital efficient securitisation and other optimisation activity. The CRD IV model updates reflect a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases are likely to be required.
The Group’s UK leverage ratio increased to 5.7 per cent (31 December 2022: 5.6 per cent) reflecting an increase in the total tier 1 capital position. This was partially offset by the increase in the leverage exposure measure following increases in securities financing transactions and other balance sheet assets.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2023 £m	Nine months ended 30 Sep 2022[1] £m

Net interest income	10,111	9,354
Other income	9,958	(24,959)
Total income	20,069	(15,605)
Net finance (expense) income in respect of insurance and investment contracts	(6,167)	27,026
Total income, after net finance (expense) income in respect of insurance and investment contracts	13,902	11,421
Operating expenses	(7,331)	(6,640)
Impairment	(843)	(1,056)
Profit before tax	5,728	3,725
Tax expense	(1,444)	(784)
Profit for the period	4,284	2,941

Profit attributable to ordinary shareholders	3,840	2,538
Profit attributable to other equity holders	393	327
Profit attributable to equity holders	4,233	2,865
Profit attributable to non-controlling interests	51	76
Profit for the period	4,284	2,941

Basic earnings per share	5.9p	3.7p
Diluted earnings per share	5.8p	3.6p
1    Restated for presentational changes and for the adoption of IFRS 17, see notes 1 and 5.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2023 £m	At 31 Dec 2022[1] £m

Assets
Cash and balances at central banks	87,501	91,388
Financial assets at fair value through profit or loss	195,622	180,769
Derivative financial instruments	28,855	24,753
Loans and advances to banks	11,416	10,632
Loans and advances to customers	452,079	454,899
Reverse repurchase agreements	42,064	44,865
Debt securities	12,897	9,926
Financial assets at amortised cost	518,456	520,322
Financial assets at fair value through other comprehensive income	25,261	23,154
Other assets	37,391	33,008
Total assets	893,086	873,394

Liabilities
Deposits from banks	7,720	7,266
Customer deposits	470,310	475,331
Repurchase agreements at amortised cost	41,590	48,596
Financial liabilities at fair value through profit or loss	27,661	17,755
Derivative financial instruments	27,824	24,042
Debt securities in issue	82,668	73,819
Liabilities arising from insurance and investment contracts	156,362	149,754
Other liabilities	23,976	22,190
Subordinated liabilities	9,965	10,730
Total liabilities	848,076	829,483

Equity
Share capital	6,355	6,729
Share premium account	18,563	18,504
Other reserves	6,783	6,587
Retained profits	6,149	6,550
Ordinary shareholders’ equity	37,850	38,370
Other equity instruments	6,940	5,297
Non-controlling interests	220	244
Total equity	45,010	43,911
Total equity and liabilities	893,086	873,394
1    Restated for presentational changes and for the adoption of IFRS 17, see notes 1 and 5.

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2023.
Accounting policies
Except as noted below, the accounting policies are consistent with those applied by the Group in its 2022 Annual Report on Form 20-F.
The Group adopted the IFRS 17 Insurance Contracts accounting standard from 1 January 2023. IFRS 17 does not require that comparatives are restated other than for the year, including interim periods, immediately prior to adoption. The Group has selected a transition date of 1 January 2022 and, as permitted by IFRS 17, will not restate comparatives for earlier periods.
2.    UK economic assumptions
The Group’s base case scenario is for slow gross domestic product growth alongside a gradual rise in the unemployment rate. Past increases in UK Bank Rate in response to persistent inflationary pressures result in further declines in residential and commercial property prices. Risks around this base case economic view lie in both directions and are largely captured by the range of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the third quarter of 2023. Actuals for this period, or restatements of past data, may have since emerged prior to publication.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements for the year ended 31 December 2022. For September 2023, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. This adjusted scenario is considered to better reflect the risks around the Group’s base case view in an economic environment where past supply shocks continue to unwind slowly, implying the prospect of more persistent inflation and corresponding need for tighter monetary policy.
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.2
Unemployment rate	3.9	4.2	4.5	4.7	4.8	4.9	5.0	5.0
House price growth	1.6	(2.6)	(5.8)	(4.7)	(8.5)	(8.7)	(5.7)	(2.4)
Commercial real estate price growth	(18.8)	(21.2)	(19.7)	(4.2)	(1.2)	(2.2)	1.3	1.0
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.25	5.25	5.00
CPI inflation	10.2	8.4	6.7	5.2	4.7	3.7	4.1	3.9

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2023	2023%	2024%	2025%	2026%	2027%	2023-2027 average %

Upside
Gross domestic product	0.8	2.0	1.5	1.8	2.1	1.6
Unemployment rate	3.9	2.9	2.8	3.1	3.1	3.1
House price growth	(3.4)	1.4	9.5	9.7	7.6	4.8
Commercial real estate price growth	(0.4)	9.5	3.2	2.3	2.0	3.3
UK Bank Rate	5.06	6.61	6.27	5.76	5.59	5.86
CPI inflation	7.6	4.2	3.4	3.2	3.6	4.4

Base case
Gross domestic product	0.4	0.5	1.0	1.7	2.1	1.2
Unemployment rate	4.3	4.9	5.1	5.1	5.0	4.9
House price growth	(4.7)	(2.4)	2.3	4.0	4.1	0.6
Commercial real estate price growth	(4.2)	1.0	0.5	1.2	1.8	0.0
UK Bank Rate	4.94	5.19	4.38	3.75	3.50	4.35
CPI inflation	7.6	4.1	2.9	2.1	2.3	3.8

Downside
Gross domestic product	0.0	(1.4)	0.5	1.7	2.2	0.6
Unemployment rate	4.8	7.1	7.5	7.4	7.0	6.7
House price growth	(5.7)	(5.6)	(4.5)	(2.0)	0.2	(3.6)
Commercial real estate price growth	(7.7)	(7.7)	(3.0)	(1.1)	0.3	(3.9)
UK Bank Rate	4.83	3.69	2.34	1.61	1.27	2.75
CPI inflation	7.6	4.0	2.4	1.1	0.9	3.2

Severe downside
Gross domestic product	(0.4)	(3.1)	0.1	1.5	2.1	0.0
Unemployment rate	5.4	9.8	10.5	10.1	9.5	9.1
House price growth	(7.4)	(10.1)	(12.9)	(9.4)	(5.4)	(9.1)
Commercial real estate price growth	(12.9)	(19.3)	(9.4)	(5.6)	(2.3)	(10.1)
UK Bank Rate – modelled	4.66	1.87	0.42	0.13	0.05	1.42
UK Bank Rate – adjusted[1]	5.44	7.00	4.94	3.88	3.50	4.95
CPI inflation – modelled	7.6	3.8	1.6	(0.3)	(0.9)	2.4
CPI inflation – adjusted[1]	8.1	6.3	5.4	4.2	3.9	5.6

Probability-weighted
Gross domestic product	0.4	0.0	0.9	1.7	2.1	1.0
Unemployment rate	4.4	5.5	5.7	5.7	5.5	5.3
House price growth	(4.9)	(3.0)	0.9	2.6	3.0	(0.3)
Commercial real estate price growth	(5.0)	(1.1)	(0.7)	0.1	1.0	(1.2)
UK Bank Rate – modelled	4.91	4.83	3.94	3.35	3.11	4.03
UK Bank Rate – adjusted[1]	4.99	5.35	4.39	3.72	3.46	4.38
CPI inflation – modelled	7.6	4.1	2.8	1.9	2.0	3.7
CPI inflation – adjusted[1]	7.7	4.3	3.2	2.3	2.4	4.0
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Total ECL allowance by scenario
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 30 September 2023	5,100	3,697	4,444	5,596	9,786
At 31 December 2022	4,903	3,522	4,211	5,392	9,652
4.    Loans and advances to customers and expected credit loss allowance

At 30 September 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	252,954	42,634	4,034	8,079	307,701	13.9	1.3
Credit cards	12,154	3,277	308	–	15,739	20.8	2.0
Loans and overdrafts	9,172	1,729	240	–	11,141	15.5	2.2
UK Motor Finance	12,985	2,246	113	–	15,344	14.6	0.7
Other	15,460	525	146	–	16,131	3.3	0.9
Retail	302,725	50,411	4,841	8,079	366,056	13.8	1.3
Small and Medium Businesses	28,543	4,705	1,475	–	34,723	13.6	4.2
Corporate and Institutional Banking	52,874	3,993	1,745	–	58,612	6.8	3.0
Commercial Banking	81,417	8,698	3,220	–	93,335	9.3	3.4
Other[1]	(2,579)	–	6	–	(2,573)
Total gross lending	381,563	59,109	8,067	8,079	456,818	12.9	1.8
ECL allowance on drawn balances	(846)	(1,651)	(1,969)	(273)	(4,739)
Net balance sheet carrying value	380,717	57,458	6,098	7,806	452,079

Customer related ECL allowance (drawn and undrawn)

UK mortgages	147	529	394	273	1,343
Credit cards	202	428	130	–	760
Loans and overdrafts	211	332	131	–	674
UK Motor Finance[2]	119	77	57	–	253
Other	21	20	49	–	90
Retail	700	1,386	761	273	3,120
Small and Medium Businesses	131	232	180	–	543
Corporate and Institutional Banking	163	200	1,026	–	1,389
Commercial Banking	294	432	1,206	–	1,932
Other	–	–	4	–	4
Total	994	1,818	1,971	273	5,056

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	0.1	1.2	9.8	3.4	0.4
Credit cards	1.7	13.1	52.8	–	4.8
Loans and overdrafts	2.3	19.2	67.2	–	6.1
UK Motor Finance	0.9	3.4	50.4	–	1.6
Other	0.1	3.8	33.6	–	0.6
Retail	0.2	2.7	16.1	3.4	0.9
Small and Medium Businesses	0.5	4.9	15.6	–	1.6
Corporate and Institutional Banking	0.3	5.0	58.8	–	2.4
Commercial Banking	0.4	5.0	41.6	–	2.1
Other			66.7
Total	0.3	3.1	25.8	3.4	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £116 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £62 million, Loans and overdrafts of £45 million and Small and Medium Businesses of £321 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
4.    Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	–	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	–	95,373	12.1	3.5
Other[1]	(2,972)	–	6	–	(2,966)
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899

Customer related ECL allowance (drawn and undrawn)

UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	144	231	925	–	1,300
Commercial Banking	273	502	1,074	–	1,849
Other	–	–	4	–	4
Total	834	1,993	1,761	253	4,841

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	50.9	–	5.1
Loans and overdrafts	2.2	21.4	64.6	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.5	2.6	0.8
Small and Medium Businesses	0.4	4.8	12.9	–	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	–	2.3
Commercial Banking	0.3	4.4	38.9	–	2.0
Other			66.7
Total	0.2	3.3	25.5	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.    2022 restatements for the adoption of IFRS 17
The adjustments to the Group’s statutory income statement for the nine months ended 30 September 2022 arising on the adoption of IFRS 17 are presented below.
Consolidated income statement for the nine months ended 30 September 2022

	Note	As previously reported £m	Impact of IFRS 17 (see below) £m	Other changes (see below) £m	Restated £m

Interest income		11,938	–	–	11,938
Interest expense	1	(877)	–	(1,707)	(2,584)
Net interest income		11,061	–	(1,707)	9,354
Fee and commission income		2,137	(41)	–	2,096
Fee and commission expense		(1,007)	202	–	(805)
Net fee and commission income		1,130	161	–	1,291
Net trading income (losses)		(26,362)	–	–	(26,362)
Insurance premium income	2	6,645	(6,645)	–
Insurance revenue	3		1,831	–	1,831
Insurance service expense	4		(2,737)	–	(2,737)
Net income (losses) from reinsurance contracts held			28	–	28
Insurance service result			(878)	–	(878)
Other operating income	5	603	387	–	990
Other income		(17,984)	(6,975)	–	(24,959)
Total income		(6,923)	(6,975)	(1,707)	(15,605)
Insurance claims and changes in insurance and investment contract liabilities	6	20,181	(20,181)	–
Net finance (expense) income from insurance, participating investment and reinsurance contracts	7		19,678	–	19,678
Movement in third party interests in consolidated funds	1		–	1,707	1,707
Change in non-participating investment contracts	8		5,641	–	5,641
Total income, after net finance (expense) income in respect of insurance and investment contracts		13,258	(1,837)	–	11,421
Operating expenses	9	(7,033)	393	–	(6,640)
Impairment		(1,056)	–	–	(1,056)
Profit before tax		5,169	(1,444)	–	3,725
Tax expense		(1,134)	350	–	(784)
Profit for the period		4,035	(1,094)	–	2,941

Profit attributable to ordinary shareholders		3,632	(1,094)	–	2,538
Profit attributable to other equity holders		327	–	–	327
Profit attributable to equity holders		3,959	(1,094)	–	2,865
Profit attributable to non-controlling interests		76	–	–	76
Profit for the period		4,035	(1,094)	–	2,941
1    Movement in third party interests in consolidated funds is reclassified from interest expense to a separate line on the face of the income statement.
2    Insurance premium income is removed as this is no longer presented in the income statement under IFRS 17.
3    Insurance revenue includes the CSM released to the income statement and changes in the risk adjustment related to current service.
4    Insurance services expense includes incurred claims excluding any investment components, attributable service expenses and losses as a result of contract modifications.
5    The change in operating income is primarily driven by the removal of the movement in the value of in-force asset.
6    These changes are analysed using different line items under IFRS 17.
7    Finance related changes to the carrying value of insurance, participating investment and reinsurance contracts.
8    Change in non-participating investment contracts is presented as a separate line item.
9    Maintenance expenses are included within insurance service expense and acquisition expenses are deferred within the CSM under IFRS 17.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.    2022 restatements for the adoption of IFRS 17 (continued)
The adjustments to the Group’s balance sheet as at 31 December 2022 arising on the adoption of IFRS 17 are presented below.
Consolidated balance sheet as at 31 December 2022

	Note	As previously reported At 31 Dec 2022 £m	IFRS 17 adjustments as at 1 Jan 2022 (see below) £m	IFRS 17 2022 movements £m	Other changes £m	Restated At 31 Dec 2022 £m

Assets
Cash and balances at central banks		91,388	–	–	–	91,388
Items in the course of collection from banks		242	–	–	(242)
Financial assets at fair value through profit or loss	1	180,609	200	(40)	–	180,769
Derivative financial instruments		24,753	–	–	–	24,753
Financial assets at amortised cost		520,322	–	–	–	520,322
Financial assets at fair value through other comprehensive income		23,154	–	–	–	23,154
Reinsurance assets	2	616	(759)	143	–
Investments in joint ventures and associates		385	–	–	(385)
Goodwill		2,655	–	–	(2,655)
Value of in-force business	3	5,419	(5,317)	72	(174)
Other intangible assets		4,786	–	–	(4,786)
Goodwill and other intangible assets			–	–	7,615	7,615
Current tax recoverable		612	–	–	–	612
Deferred tax assets	4	5,228	655	539	–	6,422
Retirement benefit assets		3,823	–	–	–	3,823
Other assets	2	13,837	(47)	119	627	14,536
Total assets		877,829	(5,268)	833	–	873,394

ADDITIONAL FINANCIAL INFORMATION (continued)
5.    2022 restatements for the adoption of IFRS 17 (continued)
Consolidated balance sheet as at 31 December 2022 (continued)

	Note	As previously reported At 31 Dec 2022 £m	IFRS 17 adjustments as at 1 Jan 2022 (see below) £m	IFRS 17 2022 movements £m	Other changes £m	Restated At 31 Dec 2022 £m

Liabilities
Deposits from banks		7,266	–	–	–	7,266
Customer deposits		475,331	–	–	–	475,331
Repurchase agreements at amortised cost		48,596	–	–	–	48,596
Items in course of transmission to banks		372	–	–	(372)
Financial liabilities at fair value through profit or loss		17,755	–	–	–	17,755
Derivative financial instruments		24,042	–	–	–	24,042
Notes in circulation		1,280	–	–	–	1,280
Debt securities in issue		73,819	–	–	–	73,819
Liabilities arising from insurance contracts and participating investment contracts	5	106,893	1,756	1,629	–	110,278
Liabilities arising from non-participating investment contracts	6	42,975	(4,150)	651	–	39,476
Other liabilities	7	19,090	(896)	198	372	18,764
Retirement benefit obligations		126	–	–	–	126
Current tax liabilities		8	–	–	–	8
Deferred tax liabilities	4	216	(31)	24	–	209
Other provisions		1,809	(12)	6	–	1,803
Subordinated liabilities		10,730	–	–	–	10,730
Total liabilities		830,308	(3,333)	2,508	–	829,483

Equity
Share capital		6,729	–	–	–	6,729
Share premium account		18,504	–	–	–	18,504
Other reserves		6,602	(12)	(3)	–	6,587
Retained profits		10,145	(1,923)	(1,672)	–	6,550
Ordinary shareholders’ equity		41,980	(1,935)	(1,675)	–	38,370
Other equity instruments		5,297	–	–	–	5,297
Total equity excluding non-controlling interests		47,277	(1,935)	(1,675)	–	43,667
Non-controlling interests		244	–	–	–	244
Total equity		47,521	(1,935)	(1,675)	–	43,911
Total equity and liabilities		877,829	(5,268)	833	–	873,394
1    Own shares held through consolidated collective investment vehicles classified as financial assets at fair value through profit or loss rather than in equity under IFRS 17.
2    Reinsurance assets are replaced by reinsurance contract assets, which are presented within other assets, under IFRS 17.
3    The value of in-force business (VIF) is not recognised on the balance sheet under IFRS 17 and acquired VIF presented within goodwill and other intangible assets.
4    Deferred tax assets and liabilities are recalculated based on IFRS 17 retained earnings.
5    Change in measurement basis of liabilities arising from insurance contracts and participating investment contracts under IFRS 17.
6    Recognition of certain hybrid unit-linked and With-Profit contracts under IFRS 17.
7    Unallocated surplus relating to the With-Profit funds is recognised as part of the liabilities arising from insurance contracts and participating investment contracts under IFRS 17.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	25 October 2023

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